

ZURICH
FINANCIAL SERVICES

03 JUL -1 AM 7:21


03024182

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference File No. 82-5089
Our reference AC/ih
Date June 26, 2003

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Switzerland and AIG Private Bank take over Zurich Invest Bank products" dated June 26, 2003.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

per [signature]

Andres Christen

Enclosure

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

dlw 7/1

News Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Zurich Switzerland and AIG Private Bank take over Zurich Invest Bank products

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
CH-8022 Zurich

Phone+41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, June 26, 2003 – Zurich Switzerland is to transfer part of the banking products of Zurich Invest Bank to AIG Private Bank Ltd. and will continue to administer the remainder. This move means that Zurich Switzerland will focus more strongly on its core businesses of life and non-life insurance. Zurich Invest Bank AG is expected to cease operations at the end of 2003.

As part of the strategic reorganization, Zurich Switzerland is focusing on its insurance business. A highly viable and attractive solution for Zurich Invest Bank AG products (a wholly owned subsidiary of Zurich Insurance Company) has been arranged, partly in collaboration with a suitable external partner, and partly through continued administration within the Group.

A strong external partner has been secured in the form of AIG Private Bank Ltd., Zurich. The customers of Zurich Invest Bank AG are gaining an experienced global partner in AIG Private Bank Ltd. All Zurich Invest Bank AG Savings Accounts, Equity and Investment Plans will continue to be administered by AIG Private Bank Ltd. from the end of August 2003, largely at the same advantageous conditions. The parties have agreed not to divulge any details about the transfer price.

In the future, Zurich Invest Retirement Accounts 3a and Zurich Vested Benefits Foundation Accounts will be administered by Zurich Switzerland directly. Mortgages will also continue to be administered within Zurich Switzerland.

ZURICH
FINANCIAL SERVICES

Customers of Zurich Invest Bank AG can continue to conduct their financial business with Zurich Invest Bank AG and then – depending on the product they hold – either with AIG Private Bank Ltd. or Zurich Switzerland. Naturally, all customer assets will be fully protected at all times.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs about 68,000 people.

Zurich Switzerland comprises the Swiss operations of the Zurich Financial Services Group, an insurance-based financial services provider, serving some 1.6 million customers in its core businesses of non-life and life insurance and pension solutions and employing 6500 people. Zurich Switzerland operates in the market under the names Zurich, Zuritel, Zurich Invest, Alpina and Geneva. It is the second largest non-life insurer and the third largest life insurer in Switzerland.

For further information please contact:
Zurich Switzerland Media Office,
Tel. +41 (0)1 628 75 75, Fax +41 (0)1 629 18 00
E-mail: media.info@zurich.ch
http://www.zurich.ch/site/de/media/2003.html
SWX Swiss Exchange/virt-x: ZURN